SCHEDULE 13D

            Under the Securities Exchange Act of l934

                       (Amendment No. 3   )*
BRT Realty Trust
________________________________________________________________
                  (Name of Issuer)
Shares of Beneficial Interest, $3.00 Par Value
________________________________________________________________
                  (Title of Class of Securities)
055645-10-5
_______________________________________________________________
                          (CUSIP Number)
Simeon Brinberg, Esq.
60 Cutter Mill Road, Great Neck, New York  11021
________________________________________________________________
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

_______________________________________________________________
     (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule l3D, and is filing this schedule because of Rule l3d-l(b)(3) or (4), check the following box / /.

     Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (l) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item l; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule l3d-7).

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-l(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.




                      (Page l of  12 Pages)

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section l8 of the Securities Exchange Act of l934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                  (Continued on following pages)

                      (Page 2 of  12 Pages)

                                        Page 3 of Pages 12

_________________________________________________________________
l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Fredric H. Gould - ###-##-####

_________________________________________________________________2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) x
                                                   (b)
_________________________________________________________________
3.   SEC USE ONLY

_________________________________________________________________
4.   SOURCE OF FUNDS*
PF
_________________________________________________________________
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

_________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

United States
_________________________________________________________________
                    7.   SOLE VOTING POWER - 189,185
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER - 1,921,748
 BENEFICIALLY       ____________________________________________
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 189,185
 EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER - 1,921,748
 PERSON WITH        _____________________________________________
_________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON - 2,110,933

_________________________________________________________________12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*

_________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.05
_________________________________________________________________14.  TYPE OF
REPORTING PERSON*
IN
_________________________________________________________________


              *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                        Page 4 of Pages 12


_________________________________________________________________
l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Marshall Rose - ###-##-####
_________________________________________________________________2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) x
                                                   (b)
_________________________________________________________________
3.   SEC USE ONLY

_________________________________________________________________
4.   SOURCE OF FUNDS*

PF
_________________________________________________________________
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

_________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

United States
_________________________________________________________________
                    7.   SOLE VOTING POWER - 274,279
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER - 1,693,150
 BENEFICIALLY       ____________________________________________
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 274,279
 EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER - 1,693,150
 PERSON WITH        _____________________________________________
_________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON - 1,967,429

_________________________________________________________________12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*

_________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.42
_________________________________________________________________14.  TYPE OF
REPORTING PERSON*
IN


                                        Page 5 of 12 Pages



_________________________________________________________________
l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Gould Investors L.P. - 11-276-3164
_________________________________________________________________2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) x
                                                   (b)
_________________________________________________________________
3.   SEC USE ONLY

_________________________________________________________________
4.   SOURCE OF FUNDS*
WC
_________________________________________________________________

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

_________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
________________________________________________________________
                    7.   SOLE VOTING POWER - 1,512,241
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER
 BENEFICIALLY       ____________________________________________
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 1,512,241
 EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER
 PERSON WITH        _____________________________________________
_________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON - 1,512,241

_________________________________________________________________12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*

_________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.23
_________________________________________________________________14.  TYPE OF
REPORTING PERSON*
PN


                                   Page 6 of 12 Pages



_________________________________________________________________
l.   NAME OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
One Liberty Properties, Inc. - 13-314-7497
_________________________________________________________________2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) x
                                                   (b)
_________________________________________________________________
3.   SEC USE ONLY

_________________________________________________________________
4.   SOURCE OF FUNDS*
00
_________________________________________________________________
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

_________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
Maryland
_________________________________________________________________
                    7.   SOLE VOTING POWER   - 30,048
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER -
 BENEFICIALLY       ____________________________________________
 OWNED BY           9.   SOLE DISPOSITION POWER - 30,048
 EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITION POWER -
 PERSON WITH        _____________________________________________
_________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON - 30,048

_________________________________________________________________12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*

_________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%
_________________________________________________________________14.  TYPE OF
REPORTING PERSON*
CO.
_________________________________________________________________

                                        Page 7 of 12 Pages

This Amendment No. 3 amends and supplements the Schedule 13D dated September 21, 1993 ("Original 13D") jointly filed by One Liberty Properties, Inc. ("OLP"), Fredric H. Gould ("Gould") and Marshall Rose ("Rose"), as amended by Amendment No. 1 dated November 1, 1993 ("Amendment No. 1") and was joined in by Gould Investors L.P. ("GLP") by Amendment No. 2 dated January 31, 1996 (Amendment No. 2). GLP is a limited partnership, in which Gould and Rose are individual general partners and the principal executive officers of the corporate managing general partner. Gould is the sole shareholder of the corporate managing general partner of GLP.

GLP owns 35.7% of the voting stock of OLP and Gould and Rose are Chairman and Vice Chairman, respectively, of OLP. GLP and OLP are affiliated entities and BRT Realty Trust ("BRT" or "Issuer") is also affiliated with GLP and OLP. Gould and Rose are Chairman (and Chief Executive Officer) and a Trustee (formerly Vice Chairman), respectively, of BRT.

Except as reported herein, there has been no change in the information contained in the Original 13D, as amended to date.


Item 2.   Identity and Background

As to GLP, it is a Delaware limited partnership having its principal place of business at 60 Cutter Mill Road, Great Neck, New York 11021. It is engaged in the business of owning and operating income producing real estate and in investing in non-related real estate entities.

The general partners of GLP are Gould, Rose and Georgetown Partners, Inc. Reference is made to Item 2 of the Original 13D for information with respect to Gould and Rose and with respect to Matthew Gould, Israel Rosenzweig, Nathan Kupin, David W. Kalish, Jeffrey A. Gould and Simeon Brinberg, who are executive officers of Georgetown Partners, Inc. As to changes in the Item 2 information, Mr. Rosenzweig has not been Chief Executive Officer of BRT since November 1994, although he remained President until March 1996. Gould, who had been Chairman of the Board of Trustees, became Chairman of the Board and Chief Executive Officer of the Issuer in November 1994. Since November 1994 Mr. Rosenzweig has been Executive Vice President of Bankers Federal Savings & Loan Association FSB. In March 1996 Mr. Rosenzweig became Vice Chairman of the Board of BRT and Jeffrey Gould was elected President and Chief Operating Officer of BRT.

                                        Page 8 of 12 Pages


Item 3.   Source and Amount of Funds or
          Other Consideration


Since Amendment No. 2 GLP has acquired 68,175 Beneficial Shares of BRT from unrelated parties and converted 1,030,000 shares of preferred stock into 1,030,000 Beneficial Shares. The funds for the purchase of the 68,175 shares was derived from GLP's working capital, which includes a margin credit facility of $5,000,000 from Smith Barney Shearson secured by shares of North Fork Bank beneficially owned by GLP.


Item 5.   Interest in Securities
          of the Issuer


(a) As of July 15, 1996 BRT had 8,774,324 Beneficial Shares outstanding. In addition, 53,000 Beneficial Shares are reserved for issuance pursuant to outstanding stock options, of which 14,000 are presently exercisable. GLP owns as of July 15, 1996 1,512,241 Beneficial Shares, or 17.23% of the outstanding Beneficial Shares of BRT.

(b) With respect to Fredric H. Gould, the total number of Beneficial Shares owned by Mr. Gould is 2,110,933 shares, representing 24.05% of the outstanding Beneficial Shares. Mr. Gould owns directly 189,185 shares as to which he has sole voting and dispositive power. The following sets forth the number of Beneficial Shares which Mr. Gould may be deemed to beneficially own and the nature of the voting and dispositive power:


REGISTERED          NUMBER OF SHARES/        TYPE OF VOTING AND
OWNER               PERCENTAGE OF SHARES     DISPOSITIVE POWER

One Liberty
Properties, Inc.     30,048/less than 1%     Shared (1)

The Georgetown
 Group, Inc.         4,790/less than 1%      Shared (2)

Gould Investors
   L.P.                1,512,241/17.23%      Shared (3)

130 Store Company   18,988/less than 1%      Shared (4)

Georgetown Investment
 Company            41,456/less than 1%      Shared (5)

REIT Management Corp.

                                        Page 9 of 12 Pages


Pension & Profit
Sharing Trusts      263,546/3.00%            Shared (6)

BRT Realty Trust
Pension Trust       15,915/less than 1%      Shared (7)

Trust for the
Benefit of
Relatives           34,762/less than 1%      Shared (8)

The above does not include 25,565 Beneficial Shares owned by Gould's wife, as to which shares Gould disclaims beneficial ownership and Mrs. Gould has sole voting and dispositive power.

As to Marshall Rose the total number of Beneficial Shares owned by him is 1,967,429 Beneficial Shares, or 22.42% of the outstanding Beneficial Shares. Rose owns 169,715 Beneficial Shares as to which he has sole voting and dispositive power. The following sets forth the number of Beneficial Shares which Rose may be deemed to beneficially own and the nature of the voting and dispositive power:

REGISTERED          NUMBER OF SHARES/        TYPE OF VOTING AND
OWNER               PERCENTAGE OF SHARES     DISPOSITIVE POWER

One Liberty
Properties, Inc.        30,048/less than 1%       Shared (1)

The Georgetown
 Group, Inc.             4,790/less than 1%       Shared (2)

Marshall & Jill Rose
Foundation, Inc.         8,644/less than 1%       Shared (9)

Gould Investors
   L.P.                    1,512,241/17.23%       Shared (3)

130 Store Company       18,988/less than 1%       Shared (4)

Georgetown Investment
 Company                41,456/less than 1%       Shared (5)

Trustee for the
benefit of various
persons                 61,302/less than 1%       Sole (10)

Georgetown Group
Profit Sharing Plan     76,983/less than 1%       Shared (11)

Jill Rose and
Jill Rose, as trustee   43,262/less than 1%       Sole (12)
                                        Page 10 of 12 Pages


(1) Gould is Chairman of the Board of OLP. Rose is Vice Chairman of the Board. GLP owns 35.7% of the voting power of OLP. Gould and Rose are General Partners of GLP and President and Chairman, respectively, of Georgetown Partners, Inc., managing general partner of GLP. Gould is the sole shareholder of Georgetown Partners, Inc.

(2) Gould and Rose are executive officers of The Georgetown
Group, Inc. and Rose is a director and shareholder.

(3) Gould and Rose are the General Partners of GLP and executive officers of the managing general partner. See note (1) above.

(4) Gould and Rose are partners of the 130 Store Company.

(5) Gould and Rose are partners in Georgetown Investment Company.

(6) Gould is a trustee of the REIT Management Corp. Pension and Profit Sharing Trusts.

(7) Gould is one of the trustees of the BRT Realty Trust Pension
Trust.

(8) Gould is co-trustee of trusts established for the benefit of his brother's children.

(9) Rose is a trustee of the Foundation.

(10) Rose is sole trustee of this Trust.

(11) Rose is a trustee of the Georgetown Group Profit Sharing
Plan.

(12) 1600 Beneficial Shares are owned of record by Rose's wife and 41,662 shares by Rose's wife as trustee for her children. Mrs. Rose is deceased and probate of her last will and testament is pending. Rose is designated executor and accordingly he, at present time, has sole voting and dispositive power over these shares.

(c) The transactions effected in Beneficial Shares of BRT during the past 60 days is as follows:

     1. On July 2, 1996 GLP converted 1,030,000 shares convertible preferred stock into 1,030,000 Beneficial Shares.
The conversion was made in accordance with BRT's governing instruments.

     2. GLP purchased Beneficial Shares of BRT within the past 60 days as follows:

                                        Page 11 of 12 Pages



                    Amount of Beneficial            Price
     Date           Shares Purchased              Per Share

     4/18/96               223*                     4.375
     5/15/96             1,400                      4.50
     5/16/96             8,600                      4.50
     5/20/96            12,400                      4.50
     5/21/96             1,600                      4.50
     5/22/96               400                      4.50
     6/6/96              3,500                      4.625
     6/6/96                 52*                     4.50

All transactions were effected in regular way transactions over the facilities of the New York Stock Exchange except for those marked with an asterisk(*). The transactions marked with an asterisk were purchased in private transactions.


Item 7.   Materials to be filed as Exhibits


Agreement to file single statement. (Filed with Amendment No.2).

                                        Page 12 of 12 Pages


                            Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 25, 1996


                             GOULD INVESTORS L.P.



                          By s/
                            Fredric H. Gould, Partner



                            ONE LIBERTY PROPERTIES, INC.



                          By s/
                            Matthew Gould, President


                             s/
                            Marshall Rose


                             s/
                            Fredric H. Gould